BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultratech, Inc.
Preliminary Proxy Materials for 2016 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Ultratech, Inc. (the “Company”), and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, transmitted for filing via EDGAR with the Securities and Exchange Commission, please find the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy, all in preliminary form, regarding the Annual Meeting of Stockholders of the Company to be held on July 19, 2016. These proxy materials are being filed in preliminary form because the Company has referred to a solicitation in opposition in the Proxy Statement. Pursuant to Rule 14a-6(i)(2), no fee is being paid upon the filing of these materials. The Company intends to mail definitive proxy materials to stockholders on or about June 10, 2016.

If you have any questions with regard to the foregoing, please do not hesitate to call me at (650) 473-2631.

Sincerely, O’Melveny & Myers LLP

/s/ David Makarechian
David Makarechian

Enclosures

cc (w/o encl.): Bruce Wright, Ultratech, Inc.